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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


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[TELECOM ITALIA LETTERHEAD]

PRESS RELEASE

TELECOM ITALIA INTERNATIONAL N.V. SUCCESSFULLY COMPLETES SALE OF 15% OF TELEKOM AUSTRIA AHEAD OF TIME

Rome, 5 November 2002 - In the wake of high demand from European and US institutional investors, Telecom Italia International N.V. yesterday closed the accelerated private placement of 65 million Telekom Austria AG shares, with a greenshoe option for a further 10 million shares exerciseable within 30 days. The placement was closed on the first day of what had initially been scheduled to be a two-day offer period. The placement price, at euro 7.45 per share, was at the upper limit of the range announced to investors. Settlement is scheduled for Friday 8th November; inclusive of the greenshoe option, gross aggregate revenues should be in the region of euro 558,750,000.

JP Morgan, Merrill Lynch and Lehman Brothers served as Global Coordinators for this operation. Syndicate members are JP Morgan and Merrill Lynch as Joint Bookrunners and Joint Lead Managers, Lehman Brothers as Senior Co-Lead Manager, CA IB as Co-Lead Manager and Banca IMI and UBM as Co-Managers.

Today Telekom Austria is lodging an application for the listing of 325 million Telekom Austria AG shares on the official market of the Vienna Stock Exchange. These shares are scheduled to be traded for the first time on Wednesday 6 November.

This operation brings the Telecom Italia Group close to completing its euro 5 billion disposals plan within 12 months, far in advance of the 24 months stated in the initial announcement.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The ordinary shares of Telekom Austria AG have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the United States Securities Act of
1933) unless registered under the Securities Act or pursuant to an applicable exemption from such registration. In Austria, the ordinary shares of Telekom Austria AG have been offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.

                      Communication & Media Relations
                         +39 0636882023-0636882066
                         www.telecomitalia.it/press

                             Investor Relations
                            +39 0636882560/2381
                       www.telecomitalia.it/investor

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Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;

-	Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;

-	Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to implement successfully its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	Telecom Italia's ability to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;

-	SEAT's ability to successfully implement its internet strategy;

-	Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 5, 2002


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager